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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8 – 66321

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CYPRESS PARTNERS, LLC dba CYPRESS ASSOCIATES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 VANDERBILT AVENUE, SUITE 902
(No. And Street)

NEW YORK,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN M. SWEENEY (212) 682-2222
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS
AND
03 EXAMINATIONS

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

JD 3/22/2010

OATH OR AFFIRMATION

I, KEVIN M. SWEENEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CYPRESS PARTNERS, LLC dba CYPRESS ASSOCIATES LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSE A. VAZQUEZ
NOTARY PUBLIC STATE OF NEW YORK
NO. 01VA6099382
QUALIFIED IN BRONX COUNTY
COMMISSION EXPIRES 9/24/2011



Signature

CFO & COO

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Cypress Partners, LLC (D/B/A Cypress Associates, LLC)

We have audited the accompanying statement of financial condition of Cypress Partners, LLC (D/B/A Cypress Associates, LLC) as of December 31, 2009, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cypress Partners, LLC (D/B/A Cypress Associates, LLC) as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
February 19, 2010

CYPRESS PARTNERS, LLC
(D/B/A CYPRESS ASSOCIATES, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 92,366
Investment	5,000
Accounts receivable	35,984
TOTAL ASSETS	$ 133,350

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 4,000
Distribution payable	8,829
Total Liabilities	12,829
Member's Equity:	
Member's Equity	120,521
Total Member's Equity	120,521
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 133,350

The accompanying notes are an integral part of these financial statements.

CYPRESS PARTNERS, LLC
(D/B/A CYPRESS ASSOCIATES, LLC)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Fee Income	$ 447,541
Other Income	44,598
TOTAL REVENUES	492,139
Expenses:	
Compensation	301,774
Professional Fees	16,841
Regulatory Fees	554
Deal Expenses	18,042
Administrative Services	50,000
Other Expenses	2,107
TOTAL EXPENSES	389,318
Income Before Provision for Income Taxes	102,821
Provision for Income Taxes	22,174
NET INCOME	$ 80,647

The accompanying notes are an integral part of these financial statements.

CYPRESS PARTNERS, LLC
(D/B/A CYPRESS ASSOCIATES, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

Member's Equity- December 31, 2008	$ 39,874
Net Income	80,647
Member's Equity - December 31, 2009	$ 120,521

The accompanying notes are an integral part of these financial statements.

CYPRESS PARTNERS, LLC
(D/B/A CYPRESS ASSOCIATES, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net Income		$ 80,647
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in investment	(5,000)	
Increase in accounts receivable	(18,608)	
Decrease in accounts payable	(27,725)	
Decrease in distribution payable	(8,829)	
Total adjustments		(60,162)
Net cash provided by operating activities		20,485
Net increase in cash		20,485
Cash at December 31, 2008		71,881
Cash at December 31, 2009		$ 92,366

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND OPERATIONS

Cypress Partners, LLC (D/B/A Cypress Associates, LLC) (the "Company"), a Connecticut limited liability company doing business in New York, was formed on October 1, 2003. The Company is a limited purpose broker-dealer that serves as a placement agent for private placements and direct participation programs. The Company also acts as a consultant for companies seeking to raise capital through private offerings, or through mergers and acquisitions. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which requires the use of estimates.

No provision for federal and state income taxes has been made since the Company is not a taxable entity. The member is individually liable for the taxes on the Company's income or loss. However, the Company is subject to New York City Unincorporated Business Tax and a provision was included on the statement of income.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value measurements) establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy (continued)

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company's assets and liabilities recorded at fair value are categorized based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2009.

At December 31, 2009, the Company had investments in securities in the aggregate amount of $5,000 which were valued using Level 3 inputs.

NOTE 3. NET CAPITAL REQUIREMENT

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company had net capital as defined, of $79,537 which was $74,537 in excess of its required net capital of $5,000.

NOTE 4. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

NOTE 4. SIGNIFICANT GROUP CONCENTRATION OF RISK (continued)

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2009, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

SUPPLEMENTARY INFORMATION

CYPRESS PARTNERS, LLC
(D/B/A CYPRESS ASSOCIATES, LLC)
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

CREDITS	
Total Member's Equity	$ 120,521
DEBITS	
Total Non-Allowable Assets and Other Deductions	(35,984)
Net Capital before Haircut on Security	84,537
Haircut on investment	(5,000)
Net Capital	$ 79,537
Aggregate Indebtedness:	
Total Liabilities	$ 12,829
Total Aggregate Indebtedness	12,829
Computation of Minimum Net Capital Requirement:	
Minimum Net Capital (The greater of 5,000 or 6.67% of aggregate indebtedness)	5,000
Excess Net Capital	$ 74,537
Ratio of Aggregate Indebtedness to Net Capital	.16 to 1

There are no material differences between the above computation and the computation included in the Company's corresponding amended unaudited Form X-17-5 Part II A filing.

CYPRESS PARTNERS, LLC
(D/B/A CYPRESS ASSOCIATES, LLC)
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i). The Company effectuates all financial transactions on behalf of their customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSIONS RULE 17a-5

To the Member of
Cypress Partners, LLC (D/B/A Cypress Associates, LLC):

In planning and performing our audit of the financial statements and supplementary information of Cypress Partners, LLC (D/B/A Cypress Associates, LLC) (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.



New York, New York
February 19, 2010

CYPRESS PARTNERS, LLC
(D/B/A CYPRESS ASSOCIATES, LLC)

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2009

CYPRESS PARTNERS, LLC
(D/B/A CYPRESS ASSOCIATES, LLC)

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2009

CYPRESS PARTNERS, LLC
(D/B/A CYPRESS ASSOCIATES, LLC)
FINANCIAL STATEMENTS
DECEMBER 31, 2009

CONTENTS